Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: December 14, 2022

Falcon’s Beyond Announces International Expansion with New

Philippines Office

Falcon’s Creative Philippines, Inc. expected to open in early 2023 to support

Falcon’s Creative Group

Orlando, FL (December 14, 2022) — Falcon’s Beyond (“Falcon’s” or the “Company”), a leading fully integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, announced plans to expand the company’s footprint, internationally, with a new office scheduled to open in Metro Manila in early 2023.

Falcon’s Creative Philippines, Inc. is expected to employ approximately 20 new associates within the next quarter to support and expand Falcon’s Creative Group, a division of Falcon’s Beyond that provides master planning, creative design, media and audio production, attraction systems and experiential technology to customers around the world. The new office’s team of local talent will include illustrators, architectural designers, modelers, and artists, as well as media and interactive gaming designers who will serve as an extension of the company’s Orlando-based family of nearly 100 associates. This new international team will work on world-class projects in the themed entertainment space.

“As someone of Filipino decent, it has been a lifelong dream of mine, as well as my father, to open a Falcon’s office in the Philippines and support its vast array of local talent,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “We are excited to expand our company’s footprint globally and build a team of passionate storytellers and creatives to support our portfolio of high-profile international entertainment projects.”

For more information about talent opportunities with Falcon’s Creative Philippines, Inc., visit https://falconscreativegroup.com/philippines/ or contact the company at careers@falconscreative.ph or via phone at +63 917 102 4754.

The Falcon’s Creative Philippines, Inc. announcement follows other recent transformative news from Falcon’s Beyond. On July 12, Falcon’s Beyond announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (“FAST II”) (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon's Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

Additional Information and Where to Find It

In connection with the proposed transaction, Falcon’s Beyond intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, FAST II’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES TO THE MERGER AGREEMENT AND THE PROPOSED BUSINESS COMBINATION. FAST II’s stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Falcon’s Beyond and FAST II, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to FAST Acquisition Corp. II, 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019, 203-403-3763. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in Solicitation

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur and the combined company will be listed on Nasdaq, as well as the date of the opening of the Philippines office, the number of associates that will be employed and their support of Faclon’s Creative Group. These statements are based on various assumptions and on the current expectations of the Company and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, Falcon’s ability to succesfully recruit and retain qualified personnel for its Philippines office as well as risks that the proposed transaction will close, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or PubCo following the announcement of the proposed business combination, (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond's business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond's business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FAST II, (13) the amount of redemption requests made by FAST II's stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in FAST II's final prospectus dated March 15, 2021 under the heading "Risk Factors," and other documents FAST II has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II's and Falcon’s Beyond's expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II's and Falcon’s Beyond's assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II's and Falcon’s Beyond's assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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